                                                                    Exhibit 99.2

Vivendi Universal Press Conference                             Vivendi Universal

                       Vivendi Universal Press Conference

                              THE CEGETEL DECISION

                                JEAN-RENE FOURTOU
                        PRESIDENT, CEO, VIVENDI UNIVERSAL

I.       EXERCISE OF THE PRE-EMPTION OPTION

As you know, we held a Board of Directors meeting this afternoon. The main topic discussed was the Group's decision regarding Cegetel. The Board unanimously decided to exercise the pre-emptive rights on BT's shares in Cegetel, which amount to 26% of Cegetel's share capital.

In concrete terms, we shall inform Vodafone, BT and SBC (whose shares we are not pre-empting) of our decision by the end of this week. After consultation with Brussels, we will have EUR 4 billion to pay out for that interest at the beginning of next year.

II.      CAN WE AFFORD TO BUY CEGETEL?

This may seem a rather incongruous decision for a Group that just this summer was undergoing a severe cash crisis and was strongly threatened by the ratings agencies. Nevertheless, we have decided on this significant acquisition. We have done so for a number of reasons. First, because in financial terms we are in a position to do so without undermining the progress we have made in financial terms (improvement of liquidity, reduction of debt). We are also in a position to do so without undermining the debt reduction programme for next year, which remains our primary priority. Furthermore, the increase in our interest in Cegetel is an exceptional value creation opportunity for our shareholders, in the medium term and even sooner. This is especially so when compared to the offers we have received for our equity holding in Cegetel.

The decision was not one taken overnight, and it is not a frivolous reaction to Vodafone's offer.

1.       THE DECISION MAKING PROCESS

In August, when we were struggling to deal with the Group's cash crisis, I carried out a complete inventory of all the companies of the Group in order to determine their current and future strategic value as well as their value for potential purchasers. In the course of that inventory it became crystal clear that in this broadly brushed galaxy of Vivendi there was one asset that stood out in comparison to the others in terms of net income, net income growth and good management: Cegetel. It was far ahead of the others in that inventory.

As of 3 September, at a meeting of the Strategic Committee of the Board of Directors, we decided that if it were feasible we should increase our equity holding in Cegetel and consequently give up



Paris, 3 December 2002                                                         1

Vivendi Universal Press Conference                             Vivendi Universal

our position in the Environment business. Increasing our equity holdings in the Environment business was not appropriate strategically or financially. The company is very strong and has a promising future but its free cash flow is balanced. At the same time, we now have the opportunity to become a majority shareholder in a company that has a very strongly growing free cash flow and whose value is rising sharply.

The last time we met, on 25 September, I did not mention the proposal as there was no advantage for us in the negotiations to be held in making that information public. At the time, we were not even sure whether it would be possible for us to increase our equity holding in Cegetel.

2.       CEGETEL'S CURRENT POSITION

Cegetel currently has four shareholders, two of whom have other strategic intentions and have announced their intention to leave: BT (26%) and SBC (15%).

At that time, our financial position did not allow us to acquire that remaining equity. Before we were in a position to do so, Vodafone also wanted to become a majority shareholder. In fact, they either wanted us to come forward with a very large sum or they wanted to pre-empt the two minority shareholders. We have the largest block of shares (44%), we run the management of Cegetel, and we have pre-emptive rights over minority shareholders. Vodafone chose to leave us on the side and deal with BT and SBC, thinking that it would be extremely difficult for us to pre-empt given our high level of debt.

It was in fact our good fortune that an error of procedure occurred in the negotiations among Vodafone, BT and SBC. This allowed us to win an extra 30 days, a considerable amount of time in this context. Those extra 30 days have in fact been decisive for us. They have made it possible for us to put the financial package together so that we could buy the additional interest in Cegetel without putting our financial position in danger.

3.       VIVENDI ENVIONNEMENT

Our EUR 12 billion asset disposal programme could not be put into danger as our credibility vis-a-vis the banks depended on it. It was thus essential that we make a switch in assets from Vivendi Envionnement to Cegetel. That seemed to be virtually impossible because of the agreements we have that make it impossible for us to sell any shares before the end of January. The three guardians of the temple of financial operations (Societe General, BNP Paribas and Deutsche Bank) were consulted to see if there was any way in which we could sell Vivendi Envionnement shares without reneging on previous commitments. In legal terms, this was a very difficult phase but we ultimately found a legally watertight solution that allowed us to go to the market with a proposal. That proposal is fairly complex for the new purchaser but it allows us to comply with commitments made vis-a-vis Vivendi Envionnement. The disposal operation in relation to Vivendi Envionnement shares triggered the decision that was made today.

In December, we will be receiving EUR 1.8 billion and two years later we will receive a further EUR 2.2 billion, on the assumption that Vivendi Envionnement shares reach EUR 26.05. This was the first condition. The second condition was to free us from the EUR 3 billion we signed for in August. That loan allowed us to overcome our cash crisis at the time. However, it seriously tied




Paris, 3 December 2002                                                         2

Vivendi Universal Press Conference                             Vivendi Universal

our hands as far as the banks were concerned and gave us no flexibility whatsoever. The only way out was to appeal to shareholders. We therefore agreed, together with the Board, to launch the so-called ORA, an issue of bonds redeemable in shares. It amounts to an issue of 67 million new shares compensated in part by the 43 million shares that we destroyed this summer in connection with the purchase in the market of its own shares by the Group. This occurred somewhat hastily at the beginning of this year.

This decision is a difficult one as it means a dilution of holdings. However, the issue of the redeemable shares puts the financial package together. The structure is slightly complicated but it was successfully placed and provided us with EUR 750 million. This made it possible for us to do away with all of the constraints associated with the EUR 3 billion August loan. We therefore re-negotiated a new formula with the banks that is made up of EUR 1.3 billion (based on future dividends from Cegetel) and an additional EUR 1 billion facility through Vivendi Envionnement. This entirely replaces the previous structure. It also means that we re-negotiated all of the loan repayment waivers regarding previous loans.

We have thus ended up with a new bank negotiation on a completely new basis. It was a very painful process.

Quite a lot has thus happened in just one month: the strategic decision to get out of Vivendi Envionnement and the freeing up of Vivendi Envionnement from under the guardianship of Vivendi Universal. As you can imagine, Vivendi Envionnement are pleased about that. We have also had an issue of bonds redeemable in shares, and the re-negotiation of the loan structure.

I would like to take this opportunity to thank all the legal and banking staff who worked on this new structure over many nights and weekends. This new structure provides us with ad hoc financing for the pre-emption of BT's 26% interest in Cegetel, without undermining our debt reduction capacity. The new financial package is not related in any way, shape or form to the debt reduction programme of EUR 12 billion that I announced in September and that is being implemented at high speed.

Jacques ESPINASSE will provide more detail on this in a moment. He will show you that this operation and financing does not undermine our liquidity in any way. Our short term liquidity position remains the same. Nor does it undermine our ability to reach a very reasonable leverage ratio in the two years to come.

III.     WILL CEGETEL CREATE VALUE?

The next question that you will want to ask is whether Cegetel represents an extraordinary opportunity; is it really going to create value for shareholders?

The time horizon for creating value is a two year time horizon. It might be argued that, if we wanted the share to jump up immediately overnight, we should have accepted Vodafone's offer, even though it was far below market value.

However, there is no comparison between the value to be created in two years from now and the Vodafone offer. The French market for mobile and even fixed telephony has some exceptional characteristics as compared to other European markets. After 15 years of investment in its network, Cegetel now covers 95%-96% of the French population. Thanks to that investment, Cegetel is the



Paris, 3 December 2002                                                         3

Vivendi Universal Press Conference                             Vivendi Universal

number two operator on the market and has exceptional growth opportunities in the 3-5 years to come. Free cash flow will be available despite investments in UMTS. The licence has already been paid for and we are convinced that this will be an opportunity for the recovery of the mobile telephony business. We therefore see Cegetel as an exceptional value creation opportunity.

1.       NATIONAL MARKET FOCUS

In strategic terms, we have been told that we are re-focusing on the national market. However, I believe that concentrating on the national market is a sine qua non condition for further value creation. The structure of the telephony market around the world shows that it is essentially a national market. Over 90% of investment is made in national networks and synergies among countries are relatively limited. There is thus no fundamental reason to become global and multinational in this sector. In this sense, it is not like the pharmaceutical industry, for example. The companies that are most indebted and that have the most problems are those that left their national markets, with the exception of Vodafone.

Vodafone will buy up SBC shares, and I have suggested that now that our competition is over, we should ensure that our cooperation continues to be effective and efficient. However, we will not be cooperating only with Vodafone. You will have heard of the appeals that have already been launched our way, and there will be a number of possible ways for us to go forward in telephony.

2.       FIXED TELEPHONY

Cegetel has also been investing in fixed telephony networks over the past six years with a view to becoming the alternative to France Telecom. Less than six years later, we have become the number two fixed telephony operator and the number one private fixed telephony operator in France. We are continuing to invest and expect the bottom line to be balanced by next year. There are ways of improving that bottom line almost overnight, namely by merging our fixed telephony business with Telecom Development (TD), which is the joint subsidiary of the SNCF. Louis Gallois shares my point of view and we have agreed to enter into negotiations as quickly as possible with a view to achieving such a merger.

Furthermore, given that the investment in fixed telephony has already been made, any new clientele coming on board improves the situation of that business very rapidly. We have thus looked at the possibility of broadening our merger to include other operators that have cropped up in fixed telephony. We will thereby contribute to the restructuring of this sector in France. This will speed up the profitability moment of the substantial investments that have been made.

Jean-Bernard LEVY will provide further details in relation to Cegetel in a moment.

IV.      OUR PRIORITIES

1.       DEBT REDUCTION

Let us be perfectly clear: we have an extremely high level of debt. Despite all that we have accomplished in the past five months, we continue to carry a very large amount of debt. Therefore,



Paris, 3 December 2002                                                         4

Vivendi Universal Press Conference                             Vivendi Universal

our priority must be cash management and there is no question of finding ourselves in a painful cash crisis as was experienced over the summer. Reducing debt is our number one priority, as is the establishment of a strategy or management that will ensure value creation for our shareholders in the next two years.

2.       LIQUIDITY

Jacques ESPINASSE will provide further information in relation to our liquidity and cash situation. We are taking no risks whatsoever in this area. We have negotiated the additional EUR 1 billion facility but this is merely a back up facility that we will not need. The repayments to be made over the next two years are well identified and circumscribed. We will be paying down that debt not just through cash flow but also through the disposal of assets under the EUR 12 billion programme. That will generate enough liquidity to meet the repayments that are scheduled for the upcoming two years.

Liquidity and debt reduction will continue to be our number one priority throughout next year.

3.       FREE CASH FLOW

While our 2002 results are not yet known, the free cash flow indicator after investment, interest, dividends and tax, will amount to minus EUR 400 million at the end of this year for the Group as a whole. For next year, the same indicator is expected to be in the order of plus EUR 400 million, an improvement of EUR 800 million. This is despite the sale of Publishing by the end of next year. This means an improvement in the free cash flow of our existing businesses of EUR 1.1 billion.

4.       THE ASSET DISPOSAL PROGRAMME

We are ahead of the game in our asset disposal programme. Most of the assets concerned are already being negotiated. Untying the assets in a legal sense will take most of next year.

V.       WHERE WE STAND

On 30 June 2002, Vivendi Universal was constituted by a galaxy of assets ranging all over the field and including aeroplanes, water, energy etc. Our first objective was to simplify this galaxy and come up with something that was more simple and consistent. This simplification has generated cash that has led to debt reduction. It has also simplified management of the company to a great extent. Our organisational chart has also been simplified and is now made up of three main blocks: assets to be disposed of; the telecoms block (fixed and mobile); and the entertainment businesses (Canal+ and the US).

1.       CANAL+

We have to distinguish between the television Group itself and the TV channel. Our objective is to focus on the original Canal+, that is, all of the companies that make up the French television channel, and to withdraw from other activities such as Telepiu. This simplification process is under



Paris, 3 December 2002                                                         5

Vivendi Universal Press Conference                             Vivendi Universal

way and will take a full year to complete. It will enable us to reduce debt and to withdraw from loss-making activities at Canal+.

In terms of our strategy for the French television channel, our offer for soccer rights marks our determination to re-launch Canal+. Our partner, Lagadere, owns 37% of Canal Satellite, and we made the decision in relation to soccer rights together. We aim to continue this partnership at a broader level although we have not yet decided what form this might take. We will pay for soccer rights by withdrawing from Formula One and by not bidding for the Champions League. We will re-focus our strategy on exclusive rights in the Premier League.

The Movies Department was very concerned about this offer but in fact it should be relieved. Without the exclusive rights on the Premier League, Canal+ is in danger. If Canal+ is in danger, everything else is in danger. Our determination to retain exclusivity in relation to the Premier League will enable us to re-launch and consolidate Canal+. This will enable us to continue to support movie production, which is our intention. However, I should add a nuance in this context. Movies are no longer contributing the same benefits as they did at the beginning of Canal+. We will not reduce our film subsidies but we must determine how this contribution can contribute to Canal+'s sustainability.

No single country in Europe is capable of having two pay TV channels. We will not survive until we are a single channel. Our colleagues at TPS have been trying to talk to us and I am open to these discussions, which make much sense. We will never have a healthy audiovisual sector as long as this situation continues. We therefore have to begin discussing this with the public authorities in order to arrive at a situation where there is only one pay TV channel that would protect the interests of both soccer and movies.

2.       THE US BUSINESSES

We have spent very little time on our US activities because of our need to resolve our financial difficulties, the Cegetel issue and Canal+, which were our most urgent priorities.

Through the budget process that we have launched we have been able to draw a certain number of conclusions. The teams we have in the US are good but they have never been challenged. We have asked them to focus on EBITDA and development but not on the bottom line or on cash flow. While they appear to be admirable, much remains to be done in relation to the bottom line.

We have launched cost reduction plans, in particular in Los Angeles, and will begin managing each of these businesses more closely and in a more focused manner.

Barry Diller is the CEO of Vivendi Universal Entertainment, that is, the LA business, studios, theme parks and television. He shares the views I have just expressed in relation to costs. We are both in an uncomfortable position with legal constraints that are unsatisfactory. We have thus decided to begin negotiations to try and unwind the agreements that are paralysing both of us. Finding a solution to the very complicated legal situation will be one of our major short term objectives.

In the meantime, we have a gentleman's agreement for Barry Diller to be co-CEO so that I can delegate the monitoring of the US activities during a transition period that will last until summer.



Paris, 3 December 2002                                                         6

Vivendi Universal Press Conference                             Vivendi Universal

This will enable us to unwind the existing agreements that are extremely restrictive. The cooperation between our teams has been very efficient.

In the context of the long term, I have accepted Barry Diller's strategy for the moment. He would like to create a strong global entertainment group under the Universal brand. This would require adding new assets and would also require putting a Universal company on the market, that could be Vivendi Universal Entertainment. We would need to maximise its assets through growth, acquisitions, organic growth etc. This has been our policy to date but it may change over time and we will evaluate other possibilities. Marvin Davis, for example, is offering a sum for USD 20 billion. Alternatively, we could consider business by business offers.

I am aware that this very open approach could destabilise our teams. In the interests of shareholders, the Entertainment businesses have to be developed under the Universal brand. Opening this unit to external partners would enrich our Entertainment assets where they need to be enriched, that is, essentially in television and not in Music, Games or Theme Parks. We have USA Networks, which is a strong television business, but it does not suffice. This is the area in which we need to invest. Cash acquisitions are out of the question. We therefore need to find a modular system for opening up the capital. There is potential for this type of policy in Entertainment, provided that we have this very strong Universal brand.

I would like to reiterate that we will be evaluating other possibilities.

VI.      CONCLUSION

Given that so much has been happening, I felt it was necessary to provide you with as much information as possible.

We need to provide you with further information in relation to Cegetel itself and on how we will finance the transaction for the acquisition of BT's shares. This will demonstrate that we have the situation under control. I will therefore pass the floor to Jean-Bernard LEVY who will make a presentation on Cegetel.



Paris, 3 December 2002                                                         7

Vivendi Universal Press Conference                             Vivendi Universal


                                 CEGETEL AND SFR

                                JEAN-BERNARD LEVY
                   CHIEF OPERATING OFFICER, VIVENDI UNIVERSAL

Good evening. I will briefly discuss the Cegetel Group and the companies included within the Group. As noted in the presentation just made by Jean-Rene FOURTOU, we have decided to opt for a significant investment in SFR rather than to divest our stake. We recognise that the Cegetel Group is a profitable business generating significant cash flow. Vivendi's investment in Cegetel was made many years ago in the telecommunications sector. Our investment is supported by the business' strong growth to become the #2 provider in France in both telephony and management. A number of phone operators have become deeply indebted in order to grow market share whereas we have managed to grow our market position without incurring additional debt expenses. Furthermore, we have shown that in both the fixed and mobile telephony businesses, we are fortunate to have very experienced managers whose competence and expertise have been acknowledged publicly. We have therefore decided to pursue our efforts in this sector and feel that there is significant visibility and strong potential for future growth. I will return to these points in greater depth further on in my presentation.

I.       MOBILE TELEPHONY: SFR

We maintain a stable market share of 35% in the mobile telephony business as of the end of September this year. Although the environment remains highly competitive, it seems to have stabilised recently. There was uncertainty among various parties as to what UMTS would signify but through the two consultations that were recently held by ART, we now realise that there are no future candidates and that the market will be limited to three operators. The fact that there will not be any new entrants into the market once we move into UMTS is a situation different from that in our neighbouring countries.

We face a stable market and continue to experience buoyant growth in revenues in the market and higher ARPU (Average Return Per User) than our competitors. Following strong growth in subscriber numbers, we have additionally witnessed an increase in individual billing amounts of various subscribers. Therefore, our projected revenue growth is expected to come from the market as a whole and from the individual billing amount on a per client basis.

We are developing our existing GSM technology as well as adding a number of new services. We boast a full coverage of the whole country and will be in a position to improve the quality of our services to clients in the very near future. Recently there has been much comment on the SMS feature; soon we will be moving to MMS (multimedia messaging). These will be designed to be messages in a musical or photographic format to allow the user to send more complex texts. We expect this service to be quite popular.

We have also been carrying out very strict cost management and have optimised the acquisition costs for new subscribers, which remain a significant element in the development of new markets. Promotional costs have typically reduced French operators' revenues sharply. However this is no longer the case as we now have full control of the process. Furthermore, we have supplemented



Paris, 3 December 2002                                                         8

Vivendi Universal Press Conference                             Vivendi Universal

our management by productivity gains now that our network is fully in place. This also applies to computer costs; and billing in particular our fixed investments in Information Technology have also been completed. We are thus beginning to benefit from the economies of sales that accompany this type of market. We have invested about EUR 4.5 billion in SFR over the last ten years or so.

We have also been very careful in the way we are managing our investment programmes. We have begun deploying the GSM/GPRS network and are now preparing deployment of UMTS, which we will begin next year. We target full commercial deployment at the beginning of 2004. Towards the end of 2003, we will deploy UMTS in major French cities. We are doing this with considerable caution and are keeping a very keen eye on the market. With regard to our investments, we remain on schedule. We are going to invest more in 2003 and 2004 as we had reduced our investment in GSM because we had achieved full deployment last year and this year.

In terms of penetration, the environment is highly favourable in France. In contrast to neighbouring countries, there are only three operators in France. We also have a very satisfactory penetration rate of 63% and therefore can continue to grow. In other countries, penetration is in the 75% range. We have a sizeable market share and the best margin over EBITDA in 2002.

With 13 million subscribers, we consider ourselves to be a mid-size operator rather than a small operator. Commanding a 35% market share in a country with a population density as high as that of France is creditable and puts us on par with a number of operators in other countries. With good management and competent teams, we continue to have more growth potential in our domestic national market.

II.      FIXED TELEPHONE: CEGETEL

We reiterate that we have begun to invest in this field fairly recently, once deregulation was introduced in France. It is clear that in a field as costly as telecommunications, a lot of money needs to be spent on infrastructure before the activity concerned becomes profitable. We are not yet at a break-even point for fixed telephony. However, we expect to attain positive EBITDA levels before the completion of the integration process between TD and Cegetel and will also turn cash flow positive in the near future. We also have a very positive dynamic for the company. In 1998, a number of players came into this market in France of which many have now left. Today, we are the second major operator for fixed telephony in France. With further deregulation enacted that concerns both individuals and SMEs for local calls, we have new potential for growth. Furthermore, in the Internet access market, especially with recent drop in cost of DSL connection and equipment costs, we now can harness synergies and create value within the Group.

We are fairly confident regarding Cegetel's future and sufficiently so to have made public a number of forecasts for Cegetel in the coming years. We forecast growth over the next four years at +10% per annum. We expect fixed telephony to grow faster still. We anticipate EBITDA growth of more than 20% per year and increase in operating results of more than 30% per year.

As for Cegetel's financials, investments declined in 2002 as we are currently going through a transitional phase between GSM and 3G. Over the next three years, considering the additional investment to be made in UMTS and 3G, we will experience a EUR 1.4-1.5 billion increase in cash flow on average. Consequently, Cegetel will be practically debt-free by the end of the year. By the



Paris, 3 December 2002                                                         9

Vivendi Universal Press Conference                             Vivendi Universal

end of 2002, we expect to have only a few hundred million euros of debt remaining. In first few months of 2003, the company will be completely de-leveraged.

Dividends, which will be the source of funds with which we hope to complete the de-leveraging process, will be discussed further in Jacques' presentation. I would like to underscore that fact that the shareholders' covenant that is still in force within Cegetel will remain in force once Vivendi Universal gains control of SBC. Under this covenant, Cegetel will distribute all of its profits in the form of dividends. Therefore, in 2003, we will receive dividends. As for 2004 and 2005, the dividend mass will grow further and gradually helps us increase the free cash flow component all the way up to the Vivendi Universal level.

III.     CONCLUSION

Cegetel is a fast-growing company that is reaching maturity and I believe it has demonstrated its worth in the French market through its strong teams. We remain confident that Cegetel and SFR will pursue their growth, will successfully deploy UMTS, and develop their activities in a highly profitable manner.



Paris, 3 December 2002                                                        10

Vivendi Universal Press Conference                             Vivendi Universal


                                FINANCING CEGETEL

                                JACQUES ESPINASSE
                         SENIOR EXECUTIVE VICE PRESIDENT
                   CHIEF FINANCIAL OFFICER, VIVENDI UNIVERSAL

Normally, financial people get more airtime when the situation at the company they work is dire. Since that is happily not the case here, I will not be speaking for long and will aim to keep my presentation as brief as possible.

First of all, how were we able to write a EUR 4 billion cheque despite being fairly leveraged? Basically, we tried to foresee our situation in January 2003. Once these transactions are finalised, we will have the shell company, before directly and indirectly gaining control of 70% of the holdings of the company through a majority channel. We will also control 56% of SFR and 90% of Cegetel's fixed line telephony business.

Our partner, Vodafone, after having acquired SBC for EUR 2.3 billion, will become a minority shareholder at three levels: at Transtel which is the shell company, at the Cegetel Group level with a 15% stake and with a 20% interest at the third level. It is rare for this type of structure to be found in companies. This is an atypical situation and it is quite certain that we will have more opportunities to dialogue with Vodafone in the future. We elaborate on the details of this complex legal and financial structure in the printed materials accompanying this conference. Here, we also highlight the role played by SNCF as the controlling company of TD.

We had to dispose of a number of assets quickly and effectively. Therefore, we disposed of a sizeable part of our holdings in Vivendi Environment. As a result, we will receive the associated cash of EUR1.9 billion on 24 December 2002. We have also issued convertible bonds of EUR1billion, which has diluted our shareholding somewhat. However, we intend to destroy 4% of our treasury shares soon. We also obtained a EUR 1.3 million backup line up to December this year for half of it and up to December 2004 for the remaining half. We further negotiated this non-recourse credit line for this operation, which will be entirely redeemed through dividends paid out by Cegetel.

How did we fund the required EUR 4 billion? We gained EUR 2.7 billion of equity corresponding mainly to the disposal of 50% of our holdings in Vivendi Environment and also from the disposal of other assets. We were left with 34% that we still had to find, which eventually came from the Vivendi Universal bank line for which we set up an SPV that is 100% controlled by Vivendi Universal. This SPV has no other purpose and has no other asset other than the holding of 26% of Cegetel.

I reiterate that we are making a significant investment, which, nevertheless, does not jeopardise our debt levels or liquidity position. Further, this investment does not affect our debt reduction programme or our financial ratios. On the contrary, it allows us to consolidate the control of rapidly growing subsidiaries, which generate significant cash flow.

We have computed the ratio of net debt to EBITDA, with EBITDA being roughly equivalent to gross operating income. When this ratio is greater than 3, according to ratings agencies, the company is no longer of investment grade and can no longer gain access to the very short term



Paris, 3 December 2002                                                        11

Vivendi Universal Press Conference                             Vivendi Universal

commercial paper market. Obviously, we need for this level to be under 3. Since we are very orthodox in our accounting methods, we have only taken into account 50% of SFR's EBITDA. Essentially, we did not claim the shares controlled by our partner Vodafone. With regards to cash forecasts by quarter, we prepare these on a basis prior to any draw down from the EUR 1 billion credit line. At the close of Q1 of 2003, we will have EUR 2.4 million in cash. This is why I recently announced that the liquidity crisis was over and that we were in a position to exercise our pre-emptive rights on the shares currently held by BT.

JEAN-RENE FOURTOU

Debt reduction is our first priority. However value creation two years down the road is also important and therefore Cegetel is the first priority in that regard. Canal Plus and expansion in the United States will be areas to concentrate on in the coming year. I now hope to answer any questions you may have.



Paris, 3 December 2002                                                        12

Vivendi Universal Press Conference                             Vivendi Universal

                           QUESTION AND ANSWER SESSION

ANTONIO FEDERA, REUTERS

There is some confusion about your strategy in the market. In September, you explained that you could not reveal everything. At that time, you told us that Vivendi would concentrate on entertainment and now you tell us that you are increasing your share of equity in Cegetel. Is this really a strategic choice for the Group or is your intention to milk the Cegetel cash cow? If it is a strategic choice, where are the synergies between Cegetel and the rest of the Group?

JEAN-RENE FOURTOU

There are no synergies. Perhaps, there will be synergies ten years down the road but currently there are none. No, it is not logical to have an entertainment Group and a telephony Group together in the medium term.

ANTONIO FEDERA, REUTERS

Are you an entertainment Group or a telephony Group and entertainment Group?

JEAN-RENE FOURTOU

Over the next year, we are a banking company with an enormous debt reduction programme that is difficult to implement. It is in the hands of a team that must juggle all sorts of issues at the same time; they must manage assets while they are in the process of selling them. This is not easy.

We have a good management team in telephony; they have some good ideas for development in the short and medium term. At the same time, we are an entertainment Group with a lot of management to be done in this area. There needs to be in depth strategic reflection on the development of entertainment. However, this is for next year. How will it evolve in the future? I hope that we manage to sell everything off and that Cegetel will flourish.

Is there any point in having a holding company that has a flourishing telephony business on the one hand with a powerful entertainment business on the other? I cannot pre-judge what the Board of Directors will decide at the time. However, it would be surprising if they found a significant relationship between the two. They will probably look at ways to give vitality to each of the two entities.

FROM THE FLOOR, REUTERS

Thus, there is no strategic reason to keep Cegetel. In other words, once you no longer have a liquidity problem or do not need their cash flow, you will sell Cegetel.



Paris, 3 December 2002                                                        13

Vivendi Universal Press Conference                             Vivendi Universal

JEAN-RENE FOURTOU

We could also sell the entertainment business and remain a telephony operator. Either option is possible. Either we de-merge the two or we have two flourishing independent businesses that run themselves and we all go fishing. That is what I had planned before I became the CEO.

In the longer term, will Vivendi Universal be a holding company? My objective is to provide each business with optimal value creation in their current respective industry environments. Unless there is further convergence between entertainment and telephony, the potential tiny synergy in music can be organised with the separation of the two groups, there is no good reason to keep the two together in the long term.

FROM THE FLOOR

Although the future is important, if we look back, you were shocked by the meagre Vodafone offer. If they had offered more, would you have sold-off Cegetel?

What can be done to bring Canal Plus and TPS closer together?

JEAN-RENE FOURTOU

The state should be involved: a pay TV monopoly should not squeeze out cinema or football rights. There are phone calls that can be made and we could organise meetings. However, before we meet it will already be in the papers. I know you too well.

To return to your first question, I was delighted by Vodafone's strategic mistake. If you want something you must pay the required price. If they had come forward in August/September with EUR 8-9 billion, we would have accepted it. I think it was worth EURO 10 billion but given our situation in August, we would have been happy to have the infusion of capital. They thought that they could get the majority without buying out Vivendi and the other two shareholders. The others were minority shareholders and had announced that they wanted to get out of the game. However, we had the management and pre-emptive rights. This is worth something on any financial market. To offer less than 7 times EBITDA, when I managed to sell publishing, which is not as strategically important, at 10 times EBITDA, was unrealistic. He also thought he could squeeze us into an unbearable timetable. Thanks to the legal decision he did not succeed. This is not quoted on the slides but without this mistake, we could not have succeeded. This is what gave us the time to reconsolidate.

FROM THE FLOOR

Do you intent to list The New Canal Plus on the stock exchange?



Paris, 3 December 2002                                                        14

Vivendi Universal Press Conference                             Vivendi Universal

JEAN-RENE FOURTOU

We are still deciding. I mentioned a number of other alternatives. If we go in that direction then this would be an asset disposal replacing something else that is currently in the asset disposal program. This still needs to be examined.

FROM THE FLOOR

You provided many figures on SFR and Cegetel investments but you have given no figures for 2003 and 2004. Can you give us more details for these years? How will they be broken down into fixed and mobile telephony? Will one business be sacrificed at the expense of the other?

JEAN-RENE FOURTOU

We have two excellent Cegetel managers present; they will answer this question.

FRANCK ESSEYRT

We have a strong investment programme at Cegetel for next year, in particular, in relation to UMTS. Our commercial launch for UMTS is envisaged for 2004. This has been our plan for the last 18 months and we have not changed this strategy. Furthermore, our investment will increase by 50% next year compared to this year. We will have a strong investment for the following year in order to build up our net worth on UMTS and to invest further in fixed.

PIERRE TROTEAU

As far as the figures are concerned, Franck has already informed everyone that there will be significant investment in the years to come. Jean-Bernard LEVY has also shown you figures that have been included. We have the capacity to invest in UMTS. We are still on track for our commercial launch in 2004 and are waiting for the services to be available and the equipment to be developed.

FROM THE FLOOR

Within the Cegetel Board of Directors, what will be the break down between investment, deployment and marketing within fixed telephony and mobile? Vodafone will not sit back and wait. However, fixed telephony probably does not interest them.

PIERRE TROTEAU

Vodafone works well with fixed telephony. We will be EBITDA positive for fixed telephony next year and will no longer be a cash drain. Rather, it will be a cash cow. Vodafone have been involved in our fixed telephony for four years and will increase their holding to 30%. They see that our fixed telephony is not poorly managed and they can live with it.



Paris, 3 December 2002                                                        15

Vivendi Universal Press Conference                             Vivendi Universal

FROM THE FLOOR

Could you specify your plans for debt reduction in the next 9 months? Your comments were very ambitious, reducing it by EUR 16 billion by 2003 with a EUR 11 billion reduction by the end of the third quarter. I do not see how you can achieve this given the situation at Vivendi Environment.

JEAN-RENE FOURTOU

Let me go over the figures again. We have two deadlines: the end of 2003 and the end of 2004. By the end of 2004, I intend to have the debt far below EUR 8 billion. By the end of 2003, we said it would be under EUR 11 billion after the Cegetel investment. How do we plan to do this? In September, I announced a reduction of at least EUR 12 billion over 18 months. The programme is ahead of schedule and we are confident that it can be achieved. If you add EUR 4 billion from the Vivendi Environment disposal, this brings us to EUR 16 billion. We are going from free cash flow negative to positive. The overall free cash flow figures after financial and tax costs, etc for the operating units will amount to about minus EUR 400 million this year and will be plus EUR 400 million next year.

With the contribution from cash flow and disposals, one automatically experiences a decline in debt and we have no plans to pay dividend. I will not be proposing a dividend next year. This is important to know. It cannot be justified except in Cegetel fixed telephony where there could be acquisitions. I hope to create a merger for fixed telephony at Cegetel. However, this will not occur by paying out cash, which brings us to the chart presented by Jacques ESPINASSE.

FROM THE FLOOR, BLOOMBERG TV

How do you get from 16.1 to 10.9 over 6 months? Does that mean you are having discussions with potential buyers?

JEAN-RENE FOURTOU

Of course, we are not magicians. All of this is under way. Our August strategic study looked at what it was worth and what the buyers were ready to pay. We looked at the company from this perspective. We have been leading ongoing discussions.

I would like to thank you all.


Paris, 3 December 2002                                                        16